1101 First Street South, Suite 202 Winter Haven, FL 33880	(863) 293-4710 Fax (863) 294-2218

January 30, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NW

Washington, DC 20002

Re:	Centerstate Banks, Inc.

Registration Statement on Form S-4

File No. 333-215609

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CenterState Banks, Inc. (“Company”) hereby requests that with respect to the above-captioned registration statement (“Registration Statement”), the effective date for the Registration Statement be accelerated so that it is declared effective at 10:00 a.m. on Wednesday, February 1, 2017, or as soon thereafter as possible.

In requesting effectiveness of the above-referenced Registration Statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your assistance.

Sincerely, CenterState Banks, Inc.

By:	/s/ Jennifer Idell
Jennifer Idell Senior Vice President and Chief Financial Officer